

PART II

OFFERING MEMORANDUM DATED JUNE 30, 2021

GLYTCH® GEAR

Glytch Gear, Inc.
9910 Research Dr, Irvine CA 92618
glytchgear.com

Up to $5,000,000 of Series A Preferred Stock

Glytch Gear, Inc. (“Glytch Gear”, “the company,” “we,” or “us”), is offering up to $5,000,000 worth of Series A Preferred Stock. The minimum target amount under this Regulation CF offering is $25,000 (the “Target Amount”). The company must reach its Target Amount of $25,000 by June 30, 2022. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by June 30, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this disclosure document and the company offering materials, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including

electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

OVERVIEW

Glytch Gear, Inc. is newly formed hardware and peripherals company incorporated on March 3, 2021 as a C corporation under the laws of Delaware. Glytch Gear plans to manufacture and distribute Glytch®-branded hardware and peripherals, including original, patent pending inventions designed to optimize the setup, operation, and break down of large scale, popup esports tournaments.

Our Product

Glytch Gear's first product is the Glytch® *Battle Station*™, a fully portable, all-in-one gaming desk with lighting, built in motherboard, processor, graphics card and power supply. The Battle Station is designed to connect into a variety of configurations with cable and power management built in. It is a regulation tournament gaming station, built in compliance with the officially published standards of esports leagues. The Battle Station is designed for portability and can be broken down in less than a minute to a height of less than a foot.



We intend to develop Glytch® *Battle Station*™ with the following specifications:
- embedded Alienware Aurora motherboard and Nvidia GeForce graphics card
- High-Performance CPU Liquid Cooling and 1000W Power Supply
- Intel® Killer™ Wi-Fi 6 AX1650 (2×2) 802.11ax and Bluetooth 5.1
- Built-in cable management
- Dynamic game-linked lighting
- Easily transportation
- Administrator management capabilities

Market Overview

Our products are intended for esports (characterized by regional or international video gaming events in which professional and amateur players compete against each other). According to Statista, esports accounted for $957.5 million in revenue in 2018 and $947.1 million in revenue in 2020 globally, the majority of which comes from sponsorships and advertising. Esports are projected to account for $1.084 billion in revenue in 2021 and $1.618 billion by 2023 globally. According to NewZoo, the global games live-stream audience is expected to reach 728.8 million by the end of 2021 and 920.3 million by 2024. We believe that given the size of the esports industry there is a market for gear to service that area.

Employees

The company currently has one full-time employee and four part-time employees.

Intellectual Property

Glytch Gear has two patents pending for the Glytch® *Battle Station™*.

US Patent Application No. 63/191,507: Utility Patent, Provisional Application for Collapsible Computer Workstation
US Patent Application No. 29/794,881: Design Patent for Collapsible Computer Workstation

These patents pending are for the Glytch® *Battle Station™* which is the first fully portable, all-in-one gaming desk with built-in motherboard, high-end graphics card, cable management and connectivity. The patents show and describe the foldable, collapsible, portable nature of the tables.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

Glytch Gear does not own any real estate, office space or significant tangible assets. We currently lease our office space at 9910 Research Dr, Irvine CA 92618. The monthly rent for this lease is $3,000 per month. This lease is due to expire in November 2022 and may be renewed.

Due Diligence

Due diligence by CrowdCheck, Inc.



OFFERING SUMMARY

The company is offering up to 2,857,142 shares of Series A Preferred Stock under this Regulation CF offering. The minimum target amount under this Regulation CF offering is $25,000, which must be reached by June 30, 2022.

Shares of Series A Preferred Stock under this Regulation CF offering will be $1.75 per share.

Investors in Series A Preferred Stock under this offering will receive the following rewards, based on the size of their investment:

Investment Amount	Prize Description	Investment Amount	Prize Description
$1,000.00	Choice of Alienware Headset	$3,250.00	Choice of Alienware Keyboard, Mouse, and Headset
$1,200.00	Choice of Alienware Bag	$4,000.00	Alienware Chair
$1,400.00	Choice of Alienware Keyboard	$15,000.00	Glytch® *Battle Station™*
$2,250.00	Choice of Alienware Keyboard and Mouse	$25,000.00	ALL OF THE ABOVE

The company reserves the right to modify these rewards. Please see OwnGlytchGear.com for more detail about these rewards.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.
We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The company depends on one primary product.
The company's primary product is the Glytch® *Battle Station*™. Although we are developing other products, the company's survival in the near term depends upon being able to sell a sufficient number of Battle Stations to make a profit. The company's current customer base is still small and the company will only succeed if it can attract more customers for its primary product.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Series A Preferred Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the skill and experience of a small number of key personnel, including Michael Williams, our founder, President and CEO, and Travis King, our Treasurer and CEO. Each has a different skill set. If the company is not able to call upon one of these people for any reason, its operations and development could be harmed. In addition, due to its limited financial resources and the specialized expertise required, the company may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel it requires to operate and be innovative.

We may currently or in the future suffer reputational harm.

In the past, there have been allegations of misconduct and financial irregularities against our founder and current President and CEO, Michael Williams. In order to launch and grow our business, we must maintain credibility and confidence among customers, suppliers, analysts, investors, ratings agencies and other parties in our long-term financial viability and business prospects, and reputational harm may damage our ability to do any or all of these things. Any such allegations or future allegations against any of our officers, directors, employees, or our business, whether founded or founded, may harm our business.

The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection for its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. There can be no assurance that (i) any company-related patents, including the patent for the Battle Station listed in "Intellectual Property" will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We expect to be highly dependent on third-party suppliers and contractors in order to develop our products.

We expect to rely heavily on manufacturing partners to co-develop and produce the necessary technology and components for the Glytch® *Battle Station*™ and other products, including manufacturers of motherboards, processors, and other key components.

For example, Alienware, a division of Dell, has provided the Alienware Aurora motherboard with an Nvidia GeForce graphics card that is embedded in the Battle Station prototypes, given us permission to brand the Battle Station as "powered by Alienware", and authorized us to use their logo and images in our marketing materials. However, we do not yet have a manufacturing agreement in place with Dell or other manufacturers of components, which would set our wholesale prices, delivery commitments, and other terms necessary to producing the Battle Stations. We have established good working relationships with prospective partners, including Dell; however, if we are unable to secure contracts with them, or if any contract is terminated for reasons outside of our control, it may be difficult for us to find new suppliers or contractors that are able to meet these standards.

We expect to be highly dependent on third-party manufacturers in order to produce the Glytch® *Battle Station*™.

Glytch Inc., which owns 60% of our common stock, currently has a memorandum of understanding with SXS Investments, LLC, which holds the remaining 40% of our Common Stock, to give Forge Fabrication, LLC (a subsidiary of SXS Investments, LLC) the right of first refusal to manufacture the Glytch® *Battle Station*™ at a standard mark-up of 20%. Although the memorandum of understanding is not legally binding, if we choose to honor this arrangement, this may mean manufacturing the Glytch® *Battle Station*™ on less favorable terms than we otherwise might be able to find in the market.

Manufacturing disruptions can occur for many other reasons including regulatory action, production quality deviations or safety issues, labor disputes, site-specific incidents (such as fires), natural disasters such as hurricanes and other severe weather events, raw material shortages, political unrest and terrorist attacks. Such delays and difficulties in manufacturing can result in product shortages, declines in sales and reputational impact as well as significant remediation and related costs associated with addressing the shortage. If the company fails to develop and manufacture its products in a reasonable timeframe, we may not be able to commercialize our products, we may be unable to generate the revenue needed to sustain and grow our business

The company will depend upon strategic relationships to develop, exploit, and distribute its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with esports events companies and/or other purchasers of high-end gaming equipment. In addition, the company expects to rely on third party relationships in order to build its brand, market its products and expand its customer base. The popularity of this market for which the company is developing its product may not succeed as expected or new companies may take market share for which the company has devoted significant resources. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate revenue.

The market for the company's products and services is still in the early stages of growth.
The company intends to provide products for the esports market. The esports market itself is relatively new, rapidly growing, largely unproven, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. To be successful, the company will have to educate consumers about its products through significant investment. Additionally, the esports market at large is heavily saturated, and the demand for and market acceptance of new products in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of the company's market. The company cannot be certain that its market will develop, that the public's interest in esports will continue, or that its products will be widely adopted. If the market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if the company's products and services do not achieve market acceptance, we may be unable to generate the revenue needed to sustain and grow its business.

The company faces intense competition.
Competition in the esports industry is intense. Even if our current and intended plans may come into fruition, we may not deliver superior esports equipment and peripherals, or consumers may prefer our competitors' products over those of the company. Our competitors range from established companies and diversified companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. If our competitors develop and market more successfully or offer products at lower price points, or if we do not continue to develop consistently high-quality, well-received and engaging products, we may never generate revenue or profits. High quality products, even if highly-reviewed, may not turn into successful products. Any lapse, delay or failure in the company's ability to provide high-quality products to consumers either in the short- or long-term could materially and adversely affect its financial results, consumer engagement, and cause harm to the reputation and brand of the company.

Natural disasters and other events beyond our control could materially adversely affect the company's results of operations.
Natural disasters or other catastrophic events may cause damage or disruption to the company's operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. The spread of COVID-19 in 2020 and 2021 led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the

capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 or any other pandemics affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted. Moreover, the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Risks Related to the Securities

The company is controlled by one of its officers.
Michael Williams (our founder, President and Chief Executive Officer) currently has indirect control over 60% company's voting stock, and at the conclusion of this offering will continue to control a significant portion of the company's voting rights. Investors in this offering may not have the ability to control a vote by the shareholders or the board of directors. See "Capitalization" for more information.

Our valuation and our offering price have been established internally and are difficult to assess.
Glytch Gear has set the price of its Series A Preferred Stock independently, at $1.75 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, Series A Preferred Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series A Preferred Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael Williams	President and Chief Executive Officer	March 3, 2021 until present	Full Time
Travis King	Treasurer and Chief Financial Officer	March 3, 2021 until present	10 hours/week
Directors:			
Michael Williams	Director	March 3, 2021 until present	
Chad Fraughton	Director	March 3, 2021 until present	
J. Mark Hood	Director	March 3, 2021 until present	

Michael Williams, President, CEO and Director

Mr. Williams is the company's founder, and has served as President, and Chief Executive Officer, and Director since inception on March 3, 2021. Michael also serves as the founder and CEO of Glytch, Inc. since (2018-present). Mr. Williams was previously the CEO of Gameworks from 2017-2018. Michael has produced, coded, and/or designed over twenty-five successful video games. Mr. Williams is a serial entrepreneur, having founded more than ten startups, including Tremor Entertainment, CodeFire, and Reality Gap. Mr. Williams does not hold any advanced degrees.

Travis King, Treasurer and Chief Financial Officer

Mr. King has served as the company's Treasurer and Chief Financial Officer since inception on March 3, 2021. Travis currently also serves as the Managing Partner at Deluxe Liner, LLC, which he founded along with his wife in March 2018. Travis is also co-Owner of Lux-Liner, LLC, which was formed in 2014. Mr. King holds an MBA from UC Irvine and a BS in Accounting and Finance from the University of Arizona.

Chad Fraughton, Director

Mr. Fraughton has served as a Director of company since inception on March 3, 2021. Chad also serves as the President of Cornerstone Technologies, where he has worked for more than 27 years. Mr. Fraughton is highly qualified to help companies leverage the right technology for their creative messaging requirements. With an engineering background and a career start at Word Perfect, Chad specializes in the application of technology to afford companies a competitive advantage—maintaining a laser focus on creative content to drive his clients' messages.

J. Mark Hood, Director

Mr. Hood has served as a Director of company since inception on March 3, 2021. Mark is Founder and General Manager of Sound Brewery. Prior to that, Mr. Hood served as the Chief Operating Officer of Reality Gap, Inc. from 2007 to 2010. Prior to that, he was Senior Vice President of Sierra Online, having worked his way up from senior programmer starting in 1987. Mark produced over 200 video game titles at Sierra Online and remained there until the company was purchased by Vivendi in 2000.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of June 30, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Glytch, Inc.*	6,000,000 shares of Common Stock	60%
SXS Investments, LLC**	4,000,000 shares of Common Stock	40%

* Michael Williams owns 75% of Glytch, Inc.
** Chad Fraughton owns 50% of SXS Investments, LLC

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $5,000,000 Raise
Offering Costs*	$25,000	$125,000
Intellectual Property		$250,000
Manufacturing		$3,725,000
Advertising		$500,000
General and Administrative**		$400,000

* Offering Costs include the cost of the rewards offered to investors listed in "Offering Summary".
** Includes salaries of $3,000 per month for each Executive Officer and Director, plus incentive stock options equivalent to 1% of the company for the President, Treasurer, and Secretary.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by dbb*mckennon*. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

We were formed on March 3, 2021 and, as of the date of this Offering Circular, we have not commenced operations. As of March 3, 2021, the date of our financial statements, we did not have any revenues or any expenses. Since then and as of the date of this Offering Memorandum we have incurred $335,000 in expenses related to our formation and this offering.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

● If we raise the minimum amount set out in "Use of Proceeds," we will use those funds to cover the costs of the offering, and continue to rely on our founders to fund our business.
● We plan to manufacture and distribute the Glytch® *Battle Station*™ to fulfill orders as they come in (including allowing pre-orders through glytchgear.com), utilizing industry standard policies such as just-in-time manufacturing, purchase order system, and net terms. We believe we can manufacture the first Glytch® *Battle Stations*™ within six months of closing.
● We also intend to invest in developing additional products, including ancillary products to the Glytch® *Battle Station*™ as well as entirely new products, each generally targeting the esports gaming space.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." Profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $335,000.

The company was initially capitalized by private placements of Common Stock to Glytch Inc. and SXS Investments, LLC, for which it received a commitment to provide capital up to $100,000. The company had cash on hand in the amount of $1,600 as of May 31, 2021. Currently, we estimate our burn rate (net cash out) to be on average $35,000 per month, which is currently being covered by our founders.

Receiving proceeds from this offering under Regulation Crowdfunding, or from other sources of financing, is necessary for the viability of the company. The company's minimum current burn rate is less than $1,000 per month, excluding costs associated with this offering. However, as we continue to fundraise and develop our operations, we anticipate increasing our monthly costs proportionately. The company believes that upon receiving the maximum proceeds from this offering under Regulation Crowdfunding, the company could continue to grow and be viable for the next 12 months. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Indebtedness

The company does not currently have any indebtedness.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

In connection with our inception, securities were issued to companies controlled by Michael Williams, our President and CEO, and Chad Fraughton, one of our Directors, each as described below in "Recent Offerings of Securities".

We currently have a memorandum of understanding with SXS Investments, LLC, which holds 40% of our Common Stock, to give Forge Fabrication, LLC (a subsidiary of SXS Investments, LLC) the right of first refusal to manufacture the Glytch® *Battle Station*™ at a standard mark-up of 20%.

RECENT OFFERINGS OF SECURITIES

The company has made the following issuances of securities since inception:
- On March 3, 2021, we granted 6,000,000 shares of Common Stock to Glytch, Inc. in reliance on Section 4(a)(2) of the Securities Act, for consideration of $60,000 and intellectual property related to the Glytch® *Battle Station*™ (described in "Intellectual Property") and a license to the "Glytch" brand. The proceeds of this offering were used for general business purposes.

- On March 3, 2021, we granted 4,000,000 shares of Common Stock to SXS Investments, LLC in reliance on Section 4(a)(2) of the Securities Act, for consideration of $40,000 in marketing materials, the prototype of the Glytch® *Battle Station*™, and related intellectual property. The proceeds of this offering were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Glytch Gear's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of 50,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock, of which 3,000,000 are Series A Preferred Stock. As of May 31, 2021, there were 10,000,000 shares of Common Stock outstanding. For this offering, the company is issuing Series A Preferred Stock at $1.75 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of our Series A Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

The dividend rate is an annual rate of $0.0875 per share for Series A Preferred Stock, subject to adjustment from time to time. No dividend distributions may be made to Common Stock unless dividends on the Series A Preferred Stock have been declared and paid, or set aside for payment.

Voting Rights

The Series A Preferred Stock generally vote as a single class on an as-converted basis together with the Common Stock.

Any matter that has an adverse effect on the rights, preferences, or privileges of the Series A Preferred Stock that does not have a corresponding effect on the rights of the Common Stock requires approval of a majority of the holders of the Series A Preferred Stock voting as a separate class.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive, prior and in preference to the holders of the Common Stock, an amount per share equal to $1.75 per share. , subject to adjustment from time to time

Conversion Rights

Holders of Series A Preferred Stock will have the right to convert their shares to Common Stock at any time, and will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion price will be $1.75.

What It Means To Be A Minority Holder

As an investor in Series A Preferred Stock of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of Securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Equiniti Trust Company, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies

do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Priced Our Shares

The Company determined the valuation internally based on a number of factors, including estimates on the value of:

- the intellectual property (in the form of patentable inventions for the Glytch Esports Table),
- business relationships (such as Alienware),
- license of the Glytch registered trademark,
- first right of refusal to produce all Glytch merchandise,
- prepaid legal and offering expenses, and
- cash provided by our founder.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page at glytchgear.com/investors.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at OwnGlytchGear.com.